Exhibit 11. Earnings per share

ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended
	November 30,
	2005	2004
Net income	$1,153	$965
Weighted shares outstanding	7,369	7,312

Basic earnings per share	$0.16	$0.13

Dilutive securities	16	71

Weighted shares, diluted	7,385	7,383

Fully diluted Earnings per share	$0.16	$0.13

(Net income divided by dilutive shares)